Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)

	Three Months Ended March 31,			Year Ended December 31,
	2012	2011		2011	2010	2009	2008	2007
Pre-tax loss from continuing operations	$3,861	$(17,571)		$(9,330)	$(13,662)	$(15,219)	$(40,828)	$(123,400)
Add:
Fixed Charges	13,206	13,751		52,724	54,456	51,300	57,896	65,102
Amortization of capitalized interest	388	(291)		388	216	320	438	2,544
Distributed income of equity investees	98			426	190
Interest capitalized	—	—		—	(24)	—	18	(252)

Total adjusted earnings (loss) available for payment of fixed charges	$17,553	$(4,111)		$44,208	$41,176	$36,401	$17,524	$(56,006)

Fixed Charges:
Interest expense	$7,667	$8,128		$30,688	$32,661	$30,999	$38,299	$45,384
Amortization of debt related expenses	596	1,025		3,425	3,324	2,068	2,420	2,410
Portion of rental expense representing interest	4,943	4,598		18,611	18,471	18,233	17,177	17,308

Total fixed charges	$13,206	$13,751		$52,724	$54,456	$51,300	$57,896	$65,102

Ratio of earnings to fixed charges(1)	1.33x	(0.3	)x	0.84x	0.76x	0.71x	0.3x	(0.86	)x

(1)	Earnings were insufficient to cover fixed charges by $17.9 million, $8.5 million, $13.3 million, $14.9 million, $40.4 million, and $121.1 million for the three months ended March 31, 2011 and the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.